

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 9, 2010

Mr. William R. Retterath
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

>   **RE: Form 10-K for the year ended May 2, 2009**
>   **Forms 10-Q for the periods ended August 1, 2009, October 31, 2009**
>   **and January 30, 2010**
>   **Schedule 14A filed July 1, 2009**
>   **File No. 0-23246**

Dear Mr. Retterath:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Melissa Rocha, Staff Accountant, at (202) 551-3854 if you have questions regarding our review of the financial statements and related matters.

                                                Sincerely,

                                                Rufus Decker
                                                Accounting Branch Chief